[Bar Harbor Letterhead]

September 1, 2016

By EDGAR and Electronic Mail

Dietrich A. King

Assistant Director

Office of Financial Services

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Bar Harbor Bankshares
Registration Statement on Form S-4
File No. 333-212588
Request for Acceleration

Dear Mr. King:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Bar Harbor Bankshares (the “Company”) hereby requests that its Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on July 19, 2016 (File No. 333-212588), as amended on August 18, 2016 and September 1, 2016 (the “Registration Statement”), be made effective at 4:00 p.m. New York City time on September 6, 2016, or as soon as possible thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please do not hesitate to contact Stephen L. Palmer of K&L Gates LLP at (617) 951-9211 or by email at stephen.palmer@klgates.com if you have any questions or comments regarding this matter. In addition, please notify Mr. Palmer when this request for acceleration has been granted.

Respectfully yours,

/s/ Curtis C. Simard
Curtis C. Simard

cc:	Stephen R. Theroux, Lake Sunapee Bank Group
Stephen L. Palmer, K&L Gates LLP
Richard A. Schaberg, Hogan Lovells US LLP